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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

May 13, 2015

Re:	Biotie Therapies Corp.
Draft Registration Statement on Form F-1
Submitted April 21, 2015
CIK No. 0001579695

CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Biotie Therapies Corp., a Finnish public company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated May 4, 2015 (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a revised version of the Registration Statement together with this response letter. The revised version of the Registration Statement also contains certain additional updates and revisions, including the Company’s interim unaudited financial information for the three months ended March 31, 2015. We are also sending, under separate cover, a copy of the revised version of the Registration Statement (including newly-filed exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on April 21, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	2	May 13, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Commitments, page 82

1.	We note your response to prior comment 6. If the 16 loan agreements you have with Tekes contain essentially the same provisions, with the only differences being the particulars of each individual loan, please file a form agreement as an exhibit. If the loans are governed by agreements that have individually negotiated terms and are not substantially similar to each other, please amend your disclosure here to state this.

Response:	In response to the Staff’s comment, the Company has filed forms of the Tekes loan agreements as Exhibits 10.22 and 10.23 to the Registration Statement.

Business

Collaborations, page 107

2.	We note your response to prior comment 12. Please expand your disclosure regarding the Lundbeck agreement to state your royalty rate within a 10% range (e.g. single digits, teens, low twenties, etc.). You should also provide the requested disclosure regarding the Roche agreement with your next amendment. Please note we may have additional comments after examining your revised Roche disclosure. Please also file the Roche agreement as soon as practicable, preferably with your next amendment.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Registration Statement as regards the Lundbeck License Agreement and provided additional disclosure regarding the Roche agreement on page 121 of the Registration Statement. The Company has also filed the Roche agreement, including the amendments thereto, as Exhibits 10.13, 10.14, 10.15, 10.16, 10.17 and 10.18 to the Registration Statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission
	3	May 13, 2015

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:	Via E-mail
Timo Veromaa, President and Chief Executive Officer
David Cook, Chief Financial Officer
Biotie Therapies Corp.